FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

Corporate Taxpayers’ Registry (CNPJ) No. 47.508.411/0001-56

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETING

HELD ON APRIL 29, 2024

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COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) announces to its shareholders and the market, pursuant to article 45, paragraph 2nd, of the Brazilian Securities and Exchange Commission Resolution No. 81, of March 20, 2022, as amended, the synthetic voting map, consolidating the voting instructions contained in the distance voting ballot and the votes cast in person for each of the matters that were deliberated at the Annual General Meeting (Annex I) and Extraordinary General Meeting (Annex II) held on this date.

São Paulo, April 29, 2024.

Rafael Russowsky

Vice President of Finance and Investor Relations Officer

ANNEX I

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Annual General Meeting held on April 29, 2024

Resolution No. 1

Review of the management’s accounts, as well as examination, discussion and voting of the Company’s management report and financial statements for the fiscal year ended December 31, 2023.

Resolution Vote	Number of Shares
Approve	281,412,073
Reject	203,386
Abstain	122,470

Resolution No. 2

Offsetting of the accrued net loss recorded in the fiscal year ended December 31, 2023 through the use of part of the Company's profit reserves.

Resolution Vote	Number of Shares
Approve	281,602,869
Reject	101,429
Abstain	33,631

Resolution No. 3

Determination of the annual global remuneration of the Company's directors.

Resolution Vote	Number of Shares
Approve	196,542,828
Reject	85,153,425
Abstain	41,676

ANNEX II

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Extraordinary General Meeting held on April 29, 2024

Resolution No. 1

Approval of the Company's new " Incentive Plan Linked to the Granting of Shares and Stock Options" ("Incentive Plan"), which will withdraw the Company’s “Stock Option Plan and the Stock Option Compensation Plan”, currently in force.

Resolution Vote	Number of Shares
Approve	149,692,710
Reject	132,629,929
Abstain	16,809

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 29, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.